Statement of Additional Information Supplement
John Hancock CQS Asset Backed Securities Fund
John Hancock CQS Multi Asset Credit Fund
John Hancock Marathon Asset-Based Lending Fund
Manulife Private Credit Plus Fund (each, a fund, and collectively, the funds)
Supplement dated December 9, 2025 to the current Statement of Additional Information, as may be supplemented (the SAI)
Effective December 31, 2025, William H. Cunningham is retiring as an Independent Trustee of the funds. Accordingly, all references to Mr. Cunningham as a current Independent Trustee are removed from each SAI as of December 31, 2025.
At its meeting held on December 8, 2025, the Board of Trustees of the funds appointed William K. Bacic to serve as Independent Trustee of each fund effective January 1, 2026 (the Effective Date). Accordingly, as of the Effective Date, the following supplements the similar table found in the “Information About Each Board Member’s Experience, Qualifications, Attributes or Skills” sub-section of the “MANAGEMENT OF THE FUND” section of the SAI for each of John Hancock CQS Asset Backed Securities Fund, John Hancock CQS Multi Asset Credit Fund, and Manulife Private Credit Plus Fund and the “THOSE RESPONSIBLE FOR MANAGEMENT” section of the SAI for John Hancock Marathon Asset-Based Lending Fund:
Name (Birth Year)	Current Position(s) with the fund[1]	Principal Occupation(s) and Other Directorships During the Past 5 Years	Number of Funds in John Hancock Fund Complex Overseen by Trustee
Independent Trustees
William K. Bacic (1956)	Trustee (since 2026)	Director, Audit Committee Chairman, and Risk Committee Member, DWS USA Corp. (formerly, Deutsche Asset Management) (2018-2024); Senior Partner, Deloitte & Touche LLP (1978- retired 2017, including prior positions), specializing in the investment management industry. Trustee of various trusts within the John Hancock Fund Complex (since 2024).	176
1
Each Trustee holds office until his or her successor is elected and qualified, or until the Trustee’s death, retirement, resignation or removal.
Additionally, as of the Effective Date, the following supplements the biographical information found under the heading “Independent Trustees” in the “Additional Information about the Trustees” sub-section of the “MANAGEMENT OF THE FUND” section of the SAI for each of John Hancock CQS Asset Backed Securities Fund, John Hancock CQS Multi Asset Credit Fund, and Manulife Private Credit Plus Fund and the “THOSE RESPONSIBLE FOR MANAGEMENT” section of the SAI for John Hancock Marathon Asset-Based Lending Fund:
William K. Bacic –  As a retired Certified Public Accountant, Mr. Bacic served as New England Managing Partner of a major independent registered public accounting firm, as well as a member of its U.S. Executive Committee, and has deep financial and accounting expertise. He served as the lead partner on the firm’s largest financial services companies, primarily focused on the investment management industry and mutual funds. He also has expertise in corporate governance and regulatory matters as well as prior experience serving as a board member and audit committee chair of a large global asset management company. For the fund, Mr. Bacic serves on the Board’s Audit Committee and Nominating and Governance Committee.
You should read this supplement in conjunction with the SAI and retain it for your future reference.
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